SHIN CORPORATION

April 29, 2003

03 MAY -9 7:21

03050774

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

- **Stock Exchange of Thailand Filing, SH020/2003**
  Subject : Notification of Acquisition of Ordinary Shares of the Company's Subsidiary
  Date : April 29, 2003

- **Stock Exchange of Thailand Filing, SH023/2003**
  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the year 2003.
  Date: April 29, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com., boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 5/29

Enclosure

SHIN CORPORATION

April 29, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Corporation Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3140**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 020/2003**
  Subject : Notification of Acquisition of Ordinary Shares of the Company's Subsidiary
  Date : April 29, 2003

- **Stock Exchange of Thailand Filing, SH023/2003**
  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the year 2003.
  Date: April 29, 2003

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com. , boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2003

AIS 020/2003

April 29, 2003

Subject: Notification of Acquisition of Ordinary Shares of the Company's Subsidiary

To: The President
Stock Exchange of Thailand

Shin Corporation Public Company Limited (the "Company") would like to inform you that AD Venture Co., Ltd. (ADV), the subsidiary of the Company which is held 90.91 percent by the Company, has acquired the ordinary shares of Shineedotcom Co., Ltd. (Shinee). The details are as follows:

Date of transaction	April 28, 2003
Parties Involved	Purchaser : AD Venture Co., Ltd. (ADV)
	Seller : NTT Communication Thailand Co., Ltd. (NTT Com)
Relationship	There is no relationship between the purchaser and the seller.

Details of the acquisition of assets

Company's Name	Shineedotcom Co., Ltd. (Shinee)
Type of Securities	Ordinary Shares
Nature of Business	Wireless content and application services
Registered Capital	Baht 300 million
Paid-up Capital	Baht 300 million
Board of Directors	1. Mr. Boonklee Plangsiri
	3. Mr. Arak Chonlatanon
	4. Mrs. Siripen Sitasuwan
	5. Mr. Niwat Boonsong
	6. Mr. Sanchai Thiewprasertkul
Major Shareholder	AD Venture Co., Ltd.
No. of share acquisition	12,000,000 shares, equivalent to 40 percent of paid-up capital.
% holding before acquisition	59.99%
% holding after acquisition	99.99%

Characteristics and Value of the Transaction

ADV has acquired 12,000,000 ordinary shares of Shinee from NTT Com, at the total amount of Baht 75 million, (The price is agreed between the purchaser and the seller). The seller is not the related party with the purchaser. After the transaction, ADV's shareholding in Shinee increases from 59.99% to 99.99% of paid-up capital of Shinee. The transaction is not considered being the acquisition and disposition of assets of listed company, however, the Company is required to report the transaction to the Stock Exchange of Thailand.

Rule 12g3-2 (b) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailand
Date April 29, 2003

SH 023/2003
April 29, 2003

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2003

To: The President
The Stock Exchange of Thailand

The Annual General Meeting of Shareholders of Shin Corporation Public Company Limited (the "Company") held on April 29, 2003 at the Auditorium Room, 19 floor, Shinawatra Tower 1, Phaholyothin Road, Samsen Nai, Phayathai, Bangkok, has resolved as follows:

1. Certified the Minutes of the Annual General Meeting of Shareholders held on April 30, 2002.
2. Approved the Board of Directors' report for the fiscal year 2002.
3. Approved the balance sheets, statement of income, and cash flow statements of the year 2002 ended December 31, 2002.
4. Approved the distribution of dividends to the Company's shareholders for the fiscal year beginning January 1, 2002 to December 31, 2002 at Baht 0.50 per share, totalling of Baht 1,468.50 million. The closing date of share register book to determine the right to receive the dividends was on April 9, 2003, at 12.00 noon and the date of dividend distribution will be on May 26, 2003.
5. Approved the appointment of auditors of PricewaterhouseCoopers ABAS Ltd. as the Company's auditors for the year ended 2003 as follows:

Mr. Prasan Chuapanich	CPA. No.3051
Ms. Nangnoi Charoenthavesub	CPA. No. 3044
Mrs. Suwannee Bhuripanyo	CPA. No. 3371
Mr. Prasit Yuengsrikul	CPA. No. 4174

Any one being authorized to conduct the audit and express an opinion on the annual financial statements of the company. In the absence of the above named auditors, PricewaterhouseCoopers ABAS Limited is authorized to identify one other Certified Public Accountant with PricewaterhouseCoopers ABAS Limited to carry out the work with the audit fee of the financial statements for the year 2003 amounting to Baht 2.2 million.

6. Approved the appointment of directors replacing those retired by rotation, the determination of the authorized signatories of the Company and the directors' remuneration for the fiscal year 2003 as follows:

6.1 The rotated directors are as follows:
- Mr. Bhanapot Damapong
- Mrs. Siripen Sitasuwan
- Dr. Virach Aphimettetamrong (Ph.D.)

The rotated directors being re-elected are as follows:
- Mr. Bhanapot Damapong
- Mrs. Siripen Sitasuwan
- Dr. Virach Aphimettetamrong (Ph.D.)

The members of the Board of Directors will be as follows:
- Mr. Bhanapot Damapong — Chairman of the Board of Directors
- Mr. Boonklee Plangsiri — Director
- Mr. Niwat Boonsong — Director
- Mrs.Siripen Sitasuwan — Director

- Mr. Arak Chonlatanon	Director
- Mrs. Chua Sock Koong	Director
- Dr. Olarn Chaipravat (Ph.D.)	Chairman of the Audit Committee
- Mr. Vithit Leenutaphong	Audit Committee
- Dr. Virach Aphimettetamrong (Ph.D.)	Audit Committee

6.2 The authorized signatories are as follows:
"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed."

6.3 The directors' remuneration for the fiscal year 2003 is up to Baht 8,000,000. Such remuneration shall consist of salary, bonus, welfare, provident fund and meeting allowance. The Independent Director and the Independent Director who is the member of the Sub-Committee shall receive meeting allowance of Director meeting and the Sub-Committee meeting in the amount of Baht 20,000 for each meeting be attended, except in the case of independent directors who are the chairman of sub-committees shall be paid Baht 25,000 for attending sub-committee meeting.

7. Approved an issuance and offering of warrants 18,083,700 units to purchase ordinary shares to directors, employees and advisors of the Company (ESOP Grant II), equivalent to 0.61 percent of the total paid-up capital of the Company. The detail are as follows;

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified.
Total Number of Warrants to be Offered	18,083,700 units
Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the Securities Exchange Commission.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	18,083,700 shares (at the par value of Baht 1), or 0.61 percent of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors, employees and advisors not exceeding 35 person and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting, equivalent to Baht 13.67 per share.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors, employees and advisors could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details: *First Year* Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a

	fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Second Year	Directors, employees and advisors are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Third Year	Directors, employees and advisors are entitled to exercise the remainder of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants have expired. In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable at the last exercise of rights.
Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

However, the Executive Committee or the person that is authorized from the Board of Director empower to consider and determine any other details regarding the issuance of the Warrants including the process to obtain the approval from the related until and any other authority to undertake any action necessary and related to such issuance of the warrants.

8. Approved the allocation of 18,083,700 new ordinary shares, at the par value Baht 1 each to reserve for the exercise of warrants under the ESOP Grant II.
   However, the Executive Committee or the person that is authorized from the Board of Director empower to consider and determine any other details regarding the issuance of the Warrants including the process to obtain the approval from the related until and any other authority to undertake any action necessary and related to such issuance of the warrants including the registration of the capital increase in the Stock Exchange of Thailand.
9. Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors, employees and advisors who are eligible for the warrants exceeding 5% of the total ESOP Grant II. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Boonklee Plangsiri	9,484,600	52.45
2. Mr. Somprasong Boonyachai	1,793,800	9.92
3. Mr. Dumrong Kasemset (Ph.D.)	1,793,800	9.92
4. Mrs. Siripen Sitasuwan	943,700	5.22

10.Approved the amendment to the terms and conditions of ESOP Grant I in order to comply with the ESOP Grant II. Details of Grant I amendments are that any director, employee or advisor resign from the Company due to the Company's order of transfer or is no longer a director, employee or advisor of the Company by reason of death, disappearance, infirmity, or incompetence, such director, employee or advisor shall be entitled to exercise their warrants until the end of the term of the warrants in stead of the existing details of Grant I in which such director, employee or advisor will be entitled to exercise their warrants **only** the allowed portion and is **not** entitled to_exercise their warrants to purchase the remaining ordinary shares that are not due. These amendments become effective on March 27, 2002 which was the issuing and offering date of ESOP Grant I.

11.Approved the amendment to Article 10 of the Company's Article of Association to be read, as follows:

"Article 10 The Company may not own its shares or take them in pledge except for the following circumstances:

(1) The Company may buy-back its shares from shareholders who vote against a shareholders' resolution approving amendments to the Articles of Association concerning voting rights and dividend entitlement since they consider that they are unfairly treated.

(2) The Company may buy-back its shares for the purpose of financial management of the Company when the Company has retained earnings and surplus liquidity and the share buy-back will not lead the Company into financial difficulties.

Provided that the shares bought back and held by the Company will not be counted to form a quorum for shareholders' meetings and will not have any voting rights nor any right to receive dividends.

Shares bought back by the Company must be disposed of within a period of time specified by the Company in the share buy-back program. If the Company fails to dispose of the shares bought back within the specified time, the Company will reduce its paid-up capital by way of registered share cutting for the undisposed portion.

The share buy-back, the disposition of shares and the registered share cutting shall be in accordance with the principles and procedures specified in the ministerial regulations.

The repurchasing of the said shares shall be approved by the Shareholders' Meeting unless the total amount of those repurchased shares not exceeding 10 per cent of the paid up capital, the Company's Board of Directors shall be authorized to approve such repurchasing."